EXHIBIT 99.1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number: 001-36719

ANTERO MIDSTREAM PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	46-4109058
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1615 Wynkoop Street Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

(303) 357-7310

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company) Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  ☐ Yes  ☒ No

As of July 27, 2017, there were 186,545,870 common units outstanding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this report may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	Antero Resources Corporation’s expected production and ability to meet its drilling and development plan;
•	our ability to execute our business strategy;
•	our ability to realize the anticipated benefits of investing in unconsolidated affiliates;
•	natural gas, natural gas liquids (“NGLs”) and oil prices;
•	competition and government regulations;
•	actions taken by third-party producers, operators, processors and transporters;
•	legal or environmental matters;
•	costs of conducting our gathering and compression operations;
•	general economic conditions;
•	credit markets;
•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;
•	uncertainty regarding our future operating results; and
•	plans, objectives, expectations and intentions in this Form 10-Q that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incidental to our business. These risks include, but are not limited to, commodity price volatility, inflation, environmental risks, drilling and completion and other operating risks, regulatory changes, the uncertainty inherent in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under the heading “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) on file with the Securities and Exchange Commission (“SEC”) and in “Item 1A. Risk Factors” of this Quarterly Report on Form 10-Q.

Should one or more of the risks or uncertainties described in this report occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Quarterly Report on Form 10-Q.

PART I—FINANCIAL INFORMATION

ANTERO MIDSTREAM PARTNERS LP

Condensed Consolidated Balance Sheets

December 31, 2016 and June 30, 2017

(Unaudited)

(In thousands)

	December 31, 2016	June 30, 2017
Assets
Current assets:
Cash and cash equivalents	$14,042	17,533
Accounts receivable–Antero Resources	64,139	79,062
Accounts receivable–third party	1,240	1,237
Prepaid expenses	529	294
Total current assets	79,950	98,126
Property and equipment, net	2,195,879	2,394,276
Investment in unconsolidated affiliates	68,299	259,697
Other assets, net	5,767	9,838
Total assets	$2,349,895	2,761,937
Liabilities and Partners' Capital
Current liabilities:
Accounts payable	$16,979	15,077
Accounts payable–Antero Resources	3,193	2,989
Accrued liabilities	61,641	77,096
Other current liabilities	200	204
Total current liabilities	82,013	95,366
Long-term liabilities:
Long-term debt	849,914	945,449
Contingent acquisition consideration	194,538	201,654
Other	620	515
Total liabilities	1,127,085	1,242,984

Partners' capital:
Common unitholders - public (70,020 units and 77,672 units issued and outstanding at December 31, 2016 and June 30, 2017, respectively)	1,458,410	1,722,808
Common unitholder - Antero Resources (32,929 units and 108,870 units issued and outstanding at December 31, 2016 and June 30, 2017, respectively)	26,820	(219,183)
Subordinated unitholder - Antero Resources (75,941 issued and outstanding at December 31, 2016)	(269,963)	—
General partner	7,543	15,328
Total partners' capital	1,222,810	1,518,953
Total liabilities and partners' capital	$2,349,895	2,761,937

See accompanying notes to condensed consolidated financial statements.

ANTERO MIDSTREAM PARTNERS LP

Condensed Consolidated Statements of Operations and Comprehensive Income

Three Months Ended June 30, 2016 and 2017

(Unaudited)

(In thousands, except per unit amounts)

	Three Months Ended June 30,
	2016	2017

Revenue:
Gathering and compression–Antero Resources	$71,715	98,633
Water handling and treatment–Antero Resources	64,893	95,004
Gathering and compression–third party	202	129
Total revenue	136,810	193,766
Operating expenses:
Direct operating	42,597	52,308
General and administrative (including $6,793 and $6,951 of equity-based compensation in 2016 and 2017, respectively)	13,305	14,789
Depreciation	24,140	30,512
Accretion of contingent acquisition consideration	3,461	3,590
Total operating expenses	83,503	101,199
Operating income	53,307	92,567
Interest expense, net	(3,879)	(9,015)
Equity in earnings of unconsolidated affiliates	484	3,623
Net income and comprehensive income	49,912	87,175
Net income attributable to incentive distribution rights	(2,731)	(15,328)
Limited partners' interest in net income	$47,181	71,847

Net income per limited partner unit - basic and diluted	$0.27	0.39

Weighted average limited partner units outstanding - basic	176,172	186,065
Weighted average limited partner units outstanding - diluted	176,226	186,533

See accompanying notes to condensed consolidated financial statements.

ANTERO MIDSTREAM PARTNERS LP

Condensed Consolidated Statements of Operations and Comprehensive Income

Six Months Ended June 30, 2016 and 2017

(Unaudited)

(In thousands, except per unit amounts)

	Six Months Ended June 30,
	2016	2017

Revenue:
Gathering and compression–Antero Resources	$141,066	190,157
Water handling and treatment–Antero Resources	131,339	178,115
Gathering and compression–third party	477	264
Total revenue	272,882	368,536
Operating expenses:
Direct operating	91,738	99,862
General and administrative (including $12,766 and $13,237 of equity-based compensation in 2016 and 2017, respectively)	26,397	29,246
Depreciation	47,963	58,048
Accretion of contingent acquisition consideration	6,857	7,116
Total operating expenses	172,955	194,272
Operating income	99,927	174,264
Interest expense, net	(7,582)	(17,851)
Equity in earnings of unconsolidated affiliates	484	5,854
Net income and comprehensive income	92,829	162,267
Net income attributable to incentive distribution rights	(4,581)	(26,881)
Limited partners' interest in net income	$88,248	135,386

Net income per limited partner unit - basic and diluted	$0.50	0.73

Weighted average limited partner units outstanding - basic	176,167	184,558
Weighted average limited partner units outstanding - diluted	176,203	185,002

See accompanying notes to condensed consolidated financial statements.

ANTERO MIDSTREAM PARTNERS LP

Condensed Consolidated Statements of Partners’ Capital

Six Months Ended June 30, 2017 (Unaudited)

(In thousands)

	Limited Partners
	Common Unitholders Public	Common Unitholder Antero Resources	Subordinated Unitholder Antero Resources	General Partner	Total Partners' Capital
Balance at December 31, 2016	$1,458,410	26,820	(269,963)	7,543	1,222,810
Net income and comprehensive income	55,378	80,008	—	26,881	162,267
Distributions to unitholders	(42,773)	(63,145)	—	(19,096)	(125,014)
Conversion of subordinated units to common units	—	(269,963)	269,963	—	—
Equity-based compensation	4,581	8,656	—	—	13,237
Issuance of common units upon vesting of equity-based compensation awards, net of units withheld for income taxes	627	(1,559)	—	—	(932)
Issuance of common units, net of offering costs	246,585	—	—	—	246,585
Balance at June 30, 2017	$1,722,808	(219,183)	—	15,328	1,518,953

See accompanying notes to condensed consolidated financial statements.

ANTERO MIDSTREAM PARTNERS LP

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2016 and 2017

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2016	2017
Cash flows from operating activities:
Net income	$92,829	162,267
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	47,963	58,048
Accretion of contingent acquisition consideration	6,857	7,116
Equity-based compensation	12,766	13,237
Equity in earnings of unconsolidated affiliates	(484)	(5,854)
Distributions from unconsolidated affiliates	—	5,820
Amortization of deferred financing costs	726	1,267
Changes in assets and liabilities:
Accounts receivable–Antero Resources	10,918	(14,923)
Accounts receivable–third party	1,448	3
Prepaid expenses	(106)	235
Accounts payable	4,515	(523)
Accounts payable–Antero Resources	4	(204)
Accrued liabilities	(8,837)	8,449
Net cash provided by operating activities	168,599	234,938
Cash flows used in investing activities:
Additions to gathering systems and facilities	(96,969)	(155,365)
Additions to water handling and treatment systems	(78,625)	(95,451)
Investment in unconsolidated affiliates	(45,044)	(191,364)
Change in other assets	(3,090)	(4,804)
Net cash used in investing activities	(223,728)	(446,984)
Cash flows provided by financing activities:
Distributions to unitholders	(82,977)	(125,014)
Borrowings on bank credit facilities, net	140,000	95,000
Issuance of common units, net of offering costs	—	246,585
Employee tax withholding for settlement of equity compensation awards	—	(932)
Other	(93)	(102)
Net cash provided by financing activities	56,930	215,537
Net increase in cash and cash equivalents	1,801	3,491
Cash and cash equivalents, beginning of period	6,883	14,042
Cash and cash equivalents, end of period	$8,684	17,533
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$7,708	21,976
Supplemental disclosure of noncash investing activities:
Increase in accrued capital expenditures and accounts payable for property and equipment	$7,770	5,627

See accompanying notes to condensed consolidated financial statements.

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

(1) Business and Organization

Antero Midstream Partners LP (the “Partnership”) is a growth-oriented master limited partnership formed by Antero Resources Corporation (“Antero Resources”) to own, operate and develop midstream energy infrastructure primarily to service Antero Resources’ rapidly increasing production and completion activity in the Appalachian Basin’s Marcellus Shale and Utica Shale located in West Virginia and Ohio. The Partnership’s assets consist of gathering pipelines, compressor stations, and water handling and treatment assets, through which the Partnership provides midstream services to Antero Resources under long-term, fixed-fee contracts. The Partnership’s condensed consolidated financial statements as of June 30, 2017, include the accounts of the Partnership and its 100% owned operating subsidiaries: Antero Midstream LLC, Antero Water LLC (“Antero Water”), and Antero Treatment LLC. The condensed consolidated financial statements also include the accounts of Antero Midstream Finance Corporation (“Finance Corp”), a wholly owned subsidiary and the co-issuer of the Partnership’s senior notes. The Partnership’s 100% owned operating subsidiaries fully and unconditionally guarantee the Partnership’s outstanding debt securities on a joint and several basis. The Partnership has no independent assets or operations and there are no restrictions on the ability of the Partnership to obtain funds from its 100% owned subsidiaries by dividend or loan.

The Partnership also has a 15% equity interest in the gathering system of Stonewall Gas Gathering LLC (“Stonewall”) and a 50% interest in a joint venture to develop processing and fractionation assets with MarkWest Energy Partners, L.P. (“MarkWest”). See Note 11 – Equity Method Investments.

The Partnership’s financial statements are consolidated with the financial statements of Antero Resources (NYSE: AR), our primary beneficiary, for financial reporting purposes.

On April 6, 2017, in connection with its initial public offering, Antero Resources Midstream Management LLC (“ARMM”) formed Antero Midstream Partners GP LLC (“AMP GP”), a Delaware limited liability company, as a wholly owned subsidiary, and, on April 11, 2017, assigned to AMP GP the general partner interest in us. Concurrent with the assignment, AMP GP was admitted as the Partnership’s sole general partner and ARMM ceased to be our general partner.

On May 9, 2017, ARMM closed its initial public offering. In connection with the offering, ARMM was converted into a Delaware limited partnership, and changed its name to Antero Midstream GP LP (“AMGP”).

(2)Summary of Significant Accounting Policies

(a) Basis of Presentation

These condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”)  applicable to interim financial information and should be read in the context of the December 31, 2016 combined consolidated financial statements and notes thereto for a more complete understanding of the Partnership’s operations, financial position, and accounting policies.  The December 31, 2016 combined consolidated financial statements have been filed with the SEC in the Partnership’s 2016 Form 10-K.

These unaudited condensed consolidated financial statements of the Partnership have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information, and, accordingly, do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, these unaudited condensed consolidated financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Partnership’s financial position as of December 31, 2016 and June 30, 2017, the results of its operations for the three and six months ended June 30, 2016 and 2017, and its cash flows for the six months ended June 30, 2016 and 2017. The Partnership has no items of other comprehensive income or loss; therefore, its net income or loss is identical to its comprehensive income or loss. The Partnership’s statement of cash flows for the six months ended June 30, 2016 includes reclassifications within current liabilities that were made to conform to the six months ended June 30, 2017 presentation. The Partnership’s statement of operations and comprehensive income for the three and six months ended June 30, 2016 includes reclassifications within operating expenses that were made to conform to the three and six months ended June 30, 2017 presentation.

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

Certain costs of doing business that are incurred by Antero Resources on our behalf have been reflected in the condensed consolidated financial statements. These costs include general and administrative expenses attributed to us by Antero Resources in exchange for:

•	business services, such as payroll, accounts payable and facilities management;
•	corporate services, such as finance and accounting, legal, human resources, investor relations and public and regulatory policy; and
•	employee compensation, including equity‑based compensation.

Transactions between us and Antero Resources have been identified in the condensed consolidated financial statements (see Note 3—Transactions with Affiliates).

As of the date these condensed consolidated financial statements were filed with the SEC, the Partnership completed its evaluation of potential subsequent events for disclosure and no items requiring disclosure were identified, except the declaration of a cash distribution to unitholders, as described in Note 7—Partnership Equity and Distributions.

(b)Revenue Recognition

We provide gathering and compression and water handling and treatment services under fee-based contracts based on throughput or cost plus a margin. Under these arrangements, we receive fees for gathering oil and gas products, compression services, and water handling and treatment services. We recognize revenue when all of the following criteria are met: (1) persuasive evidence of an agreement exists, (2) services have been rendered, (3) prices are fixed or determinable and (4) collectability is reasonably assured.

(c) Use of Estimates

The preparation of the condensed consolidated financial statements and notes in conformity with GAAP requires that management formulate estimates and assumptions that affect revenues, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Items subject to estimates and assumptions include the useful lives of property and equipment and valuation of accrued liabilities, among others. Although management believes these estimates are reasonable, actual results could differ from these estimates.

(d)Cash and Cash Equivalents

We consider all liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

(e)Property and Equipment

Property and equipment primarily consists of gathering pipelines, compressor stations and fresh water delivery pipelines and facilities stated at historical cost less accumulated depreciation. We capitalize construction-related direct labor and material costs. We also capitalize interest on capital costs related to the water treatment facility currently under construction. Maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives and salvage values of assets. The depreciation of fixed assets recorded under capital lease agreements is included in depreciation expense. Uncertainties that may impact these estimates of useful lives include, among others, changes in laws and regulations relating to environmental matters, including air and water quality, restoration and abandonment requirements, economic conditions, and supply and demand for our services in the areas in which we operate. When assets are placed into service, management makes estimates with respect to useful lives and salvage values that management believes are reasonable. However, subsequent events could cause a change in estimates, thereby impacting future depreciation amounts.

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

Our investment in property and equipment was as follows as of December 31, 2016 and June 30, 2017 (in thousands):

	Estimated useful lives	December 31, 2016	June 30, 2017
Land	n/a	$11,338	14,274
Fresh water surface pipelines and equipment	5 years	39,562	40,914
Above ground storage tanks	10 years	4,301	4,301
Fresh water permanent buried pipelines and equipment	20 years	443,453	473,594
Gathering systems and facilities	20 years	1,551,771	1,673,139
Construction-in-progress	n/a	400,096	500,744
Total property and equipment		2,450,521	2,706,966
Less accumulated depreciation		(254,642)	(312,690)
Property and equipment, net		$2,195,879	2,394,276

(f)Equity‑Based Compensation

Our condensed consolidated financial statements reflect various equity-based compensation awards granted by Antero Resources, as well as equity-based compensation awards associated with our own plan. These awards include restricted stock, stock options, and phantom units. For purposes of these condensed consolidated financial statements, we recognized as expense in each period an amount allocated from Antero Resources, with the offset included in partners’ capital. See Note 3—Transactions with Affiliates for additional information regarding Antero Resources’ allocation of expenses to us.

AMGP, in its capacity as the sole member of AMP GP (our “general partner”), has adopted the Antero Midstream Partners LP Long-Term Incentive Plan (“Midstream LTIP”), pursuant to which certain non-employee directors of our general partner and certain officers, employees and consultants of our general partner and its affiliates are eligible to receive awards representing equity interests in the Partnership. An aggregate of 10,000,000 common units may be delivered pursuant to awards under the Midstream LTIP, subject to customary adjustments. For accounting purposes, these units are treated as if they are distributed from us to Antero Resources. Antero Resources recognizes compensation expense for the units awarded to its employees and a portion of that expense is allocated to us. See Note 6—Equity-Based Compensation.

(g)Income Taxes

Our condensed consolidated financial statements do not include a provision for income taxes as we are treated as a partnership for federal and state income tax purposes, with each partner being separately taxed on its share of taxable income.

(h)Fair Value Measures

The Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance also relates to all nonfinancial assets and liabilities that are not recognized or disclosed on a recurring basis (e.g., the initial recognition of asset retirement obligations and impairments of long‑lived assets). The fair value is the price that we estimate would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy is used to prioritize inputs to valuation techniques used to estimate fair value. An asset or liability subject to the fair value requirements is categorized within the hierarchy based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The highest priority (Level 1) is given to unadjusted quoted market prices in active markets for identical assets or liabilities, and the lowest priority (Level 3) is given to unobservable inputs. Level 2 inputs are data, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

(i) Investment in Unconsolidated Affiliates

The Partnership uses the equity method to account for its investments in companies if the investment provides the Partnership with the ability to exercise significant influence over, but not control, the operating and financial policies of the investee. The Partnership’s consolidated net income includes the Partnership’s proportionate share of the net income or loss of such companies. The Partnership’s judgment regarding the level of influence over each equity method investee includes considering key factors such as the Partnership’s ownership interest, representation on the board of directors and participation in policy-making decisions of the investee and material intercompany transactions. See Note 11–Equity Method Investments.

(3)Related Party Transactions

Certain of the Partnership’s shareholders, including members of its executive management group, own a significant interest in the Partnership and, either through their representatives or directly, serve as members of the Board of Directors for Antero Resources and the Boards of Directors for the general partners of the Partnership and AMGP.  These same groups or individuals own common shares in Antero Resources and common shares and other interests in AMGP, which indirectly owns the incentive distribution rights in the Partnership.  The Partnership’s executive management group also manages the operations and business affairs of Antero Resources and AMGP.

(a)Revenues

Substantially all revenues earned were earned from Antero Resources under various agreements for gathering and compression and water services.

(b)Accounts receivable—Antero Resources and Accounts payable—Antero Resources

Accounts receivable—Antero Resources represents amounts due from Antero Resources, primarily related to gathering and compression services and water handling and treatment services. Accounts payable—Antero Resources represents amounts due to Antero Resources for general and administrative expenses, seconded employees, and other costs.

(c)Allocation of Costs

The employees supporting our operations are employees of Antero Resources. Direct operating expense includes allocated costs of $1.0 million and $1.2 million during the three months ended June 30, 2016 and 2017, respectively, and $1.8 million and $2.4 million during the six months ended June 30, 2016 and 2017, respectively, related to labor charges for Antero Resources employees associated with the operation of our gathering lines, compressor stations, and water handling and treatment assets. General and administrative expense includes allocated costs of $12.4 million and $13.8 million during the three months ended June 30, 2016 and 2017, respectively, and $23.9 million and $26.8 million during the six months ended June 30, 2016 and 2017, respectively. These costs relate to: (i) various business services, including payroll processing, accounts payable processing and facilities management, (ii) various corporate services, including legal, accounting, treasury, information technology and human resources and (iii) compensation, including equity-based compensation (see Note 6—Equity-Based Compensation for more information). These expenses are charged or allocated to us based on the nature of the expenses and are allocated based on a combination of our proportionate share of gross property and equipment, capital expenditures and labor costs, as applicable.

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

(4)Long-Term Debt

Long-term debt was as follows at December 31, 2016 and June 30, 2017 (in thousands):

	December 31, 2016	June 30, 2017
Revolving credit facility (a)	$210,000	305,000
5.375% senior notes due 2024 (b)	650,000	650,000
Net unamortized debt issuance costs	(10,086)	(9,551)
	$849,914	945,449

(a) Revolving Credit Facility

We have a secured revolving credit facility with a syndicate of bank lenders. The revolving credit facility provides for lender commitments of $1.5 billion and a letter of credit sublimit of $150 million. The revolving credit facility matures on November 10, 2019.

The revolving credit facility is ratably secured by mortgages on substantially all of our properties, including the properties of our subsidiaries, and guarantees from our subsidiaries. The revolving credit facility contains certain covenants including restrictions on indebtedness, and requirements with respect to leverage and interest coverage ratios. The revolving credit facility permits distributions to the holders of our equity interests in accordance with the cash distribution policy adopted by the board of directors of our general partner in connection with the Partnership’s initial public offering, provided that no event of default exists or would be caused thereby, and only to the extent permitted by our organizational documents. The Partnership was in compliance with all of the financial covenants under the revolving credit facility as of December 31, 2016 and June 30, 2017.

Principal amounts borrowed are payable on the maturity date with such borrowings bearing interest that is payable quarterly or, in the case of Eurodollar Rate Loans, at the end of the applicable interest period if shorter than six months. Interest is payable at a variable rate based on LIBOR or the base rate, determined by election at the time of borrowing. Commitment fees on the unused portion of the revolving credit facility are due quarterly at rates ranging from 0.25% to 0.375% of the unused facility based on utilization.

At December 31, 2016 and June 30, 2017, we had borrowings under the revolving credit facility of $210 million and $305 million, respectively, with a weighted average interest rate of 2.23%  and 2.62%, respectively.  No letters of credit were outstanding at December 31, 2016 or June 30, 2017.

(b) 5.375% Senior Notes Due 2024

On September 13, 2016, the Partnership and Finance Corp, as co-issuers, issued $650 million in aggregate principal amount of 5.375% senior notes due September 15, 2024 (the “2024 Notes”) at par.  The 2024 Notes are unsecured and effectively subordinated to the revolving credit facility to the extent of the value of the collateral securing the revolving credit facility.  The 2024 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the Partnership’s wholly-owned subsidiaries (other than Finance Corp) and certain of its future restricted subsidiaries.  Interest on the 2024 Notes is payable on March 15 and September 15 of each year.  The Partnership may redeem all or part of the 2024 Notes at any time on or after September 15, 2019 at redemption prices ranging from 104.031% on or after September 15, 2019 to 100.00% on or after September 15, 2022.  In addition, prior to September 15, 2019, the Partnership may redeem up to 35% of the aggregate principal amount of the 2024 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 105.375% of the principal amount of the 2024 Notes, plus accrued and unpaid interest.  At any time prior to September 15, 2019, the Partnership may also redeem the 2024 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2024 Notes plus a “make-whole” premium and accrued and unpaid interest.  If the Partnership undergoes a change of control, the holders of the 2024 Notes will have the right to require the Partnership to

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

repurchase all or a portion of the notes at a price equal to 101% of the principal amount of the 2024 Notes, plus accrued and unpaid interest.

(5)  Accrued Liabilities

Accrued liabilities as of December 31, 2016 and June 30, 2017 consisted of the following items (in thousands):

	December 31, 2016	June 30, 2017
Capital expenditures	$35,608	42,610
Operating expenses	14,582	22,862
Interest	10,613	10,681
Other	838	943
	$61,641	77,096

(6)Equity-Based Compensation

Our general and administrative expenses include equity-based compensation costs allocated to us by Antero Resources for grants made pursuant to Antero Resources’ long‑term incentive plan and the Midstream LTIP. Equity‑based compensation expense allocated to us was $6.8 million and $7.0 million for the three months ended June 30, 2016 and 2017, respectively, and $12.8 million and $13.2 million for the six months ended June 30, 2016 and 2017, respectively. These expenses were allocated to us based on our proportionate share of Antero Resources’ labor costs. Antero Resources has unamortized expense totaling approximately $168.2 million as of June 30, 2017 related to its various equity-based compensation plans, which includes the Midstream LTIP. A portion of this will be allocated to us as it is amortized over the remaining service period of the related awards.

Midstream LTIP

Our general partner manages our operations and activities, and Antero Resources employs the personnel who provide support to our operations pursuant to a secondment agreement between us and Antero Resources. Our general partner has adopted the Midstream LTIP, pursuant to which non‑employee directors of our general partner and certain officers, employees and consultants of our general partner and its affiliates are eligible to receive awards representing equity interests in the Partnership. An aggregate of 10,000,000 common units may be delivered pursuant to awards under the Midstream LTIP, subject to customary adjustments. A total of 7,667,042 common units are available for future grant under the Midstream LTIP as of June 30, 2017. Phantom units granted under the Midstream LTIP vest subject to the satisfaction of service requirements, upon the completion of which common units in the Partnership and distribution equivalent rights are delivered to the holder of the phantom units. Compensation related to each phantom unit award is recognized on a straight-line basis over the requisite service period of the entire award. The grant date fair values of these awards are determined based on the closing price of the Partnership’s common units on the date of grant. These units are accounted for as if they are distributed by the Partnership to Antero Resources. Antero Resources recognizes compensation expense for the units awarded and a portion of that expense is allocated to the Partnership. Antero Resources allocates equity-based compensation expense to the Partnership based on our proportionate share of Antero Resources’ labor costs. The Partnership’s portion of the equity-based compensation expense is included in general and administrative expenses, and recorded as a credit to the applicable classes of partners’ capital.

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

A summary of phantom unit awards activity during the six months ended June 30, 2017 is as follows:

		Weighted average	Aggregate
	Number of units	grant date fair value	intrinsic value (in thousands)
Total awarded and unvested—December 31, 2016	1,331,961	$27.31	$41,131
Granted	340,773	$32.45
Vested	(73,080)	$21.34
Forfeited	(48,760)	$28.85
Total awarded and unvested—June 30, 2017	1,550,894	$28.68	$51,459

Intrinsic values are based on the closing price of the Partnership’s common units on the referenced dates. Midstream LTIP unamortized expense of $34.5 million at June 30, 2017, is expected to be recognized over a weighted average period of approximately 2.3 years and our proportionate share will be allocated to us as it is recognized.

(7)Partnership Equity and Distributions

Our Minimum Quarterly Distribution

Our partnership agreement provides for a minimum quarterly distribution of $0.17 per unit for each quarter, or $0.68 per unit on an annualized basis.

If cash distributions to our unitholders exceed $0.1955 per common unit in any quarter, our unitholders and the holder of our incentive distribution rights (“IDRs”), will receive distributions according to the following percentage allocations:

	Marginal Percentage
	Interest in Distributions
Total Quarterly Distribution		Holder of
Target Amount	Unitholders	IDRs
above $0.1955 up to $0.2125	85%	15%
above $0.2125 up to $0.2550	75%	25%
above $0.2550	50%	50%

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, AMGP, in its capacity as the sole member of our general partner, controls the holder of the IDRs and may in the future own common units or other equity interests in us and would be entitled to receive distributions on any such interests.

Upon payment of the February 8, 2017 distribution to unitholders, the requirements for the conversion of all subordinated units were satisfied under our partnership agreement. As a result, effective February 9, 2017, the 75,940,957 subordinated units owned by Antero Resources were converted into common units on a one-for-one basis and now participate on terms equal with all other common units in distributions of available cash. The conversion did not impact the amount of the cash distributions paid by the Partnership or the total units outstanding, as shown on the “Conversion of subordinated units to common units” line item on our condensed consolidated Statement of Partners’ Capital.

Cash Distributions

The board of directors of our general partner has declared a cash distribution of $0.32 per unit for the quarter ended June 30, 2017. The distribution will be payable on August 16, 2017 to unitholders of record as of August 3, 2017.

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

The following table details the amount of quarterly distributions the Partnership paid for each of its partnership interests, with respect to the quarter indicated (in thousands, except per unit data):

			Distributions
			Limited Partners
Quarter and Year	Record Date	Distribution Date	Common unitholders	Subordinated unitholders	Holder of IDRs	Total	Distributions per limited partner unit
Q4 2015	February 15, 2016	February 29, 2016	$22,048	16,708	969	39,725		$0.2200
Q1 2016	May 11, 2016	May 25, 2016	23,556	17,846	1,850	43,252		$0.2350
Q2 2016	August 10, 2016	August 24, 2016	25,059	18,985	2,731	46,775		$0.2500
Q3 2016	November 10, 2016	November 24, 2016	26,901	20,124	4,820	51,845		$0.2650
*	November 12, 2016	November 18, 2016	849	—	—	849	$	*
	Total 2016		$98,413	73,663	10,370	182,446

Q4 2016	February 1, 2017	February 8, 2017	$28,827	21,263	7,543	57,633		$0.2800
*	April 21, 2017	April 30, 2017	75	—	—	75	$	*
Q1 2017	May 3, 2017	May 10, 2017	55,753	—	11,553	67,306		$0.3000
	Total 2017		$84,655	21,263	19,096	125,014

* Distribution equivalent rights on units that vested under the Midstream LTIP

(8)Net Income Per Limited Partner Unit

The Partnership’s net income is attributed to the limited partners, in accordance with their respective ownership percentages, and when applicable, giving effect to incentive distributions paid to the holders of the incentive distribution rights. Basic and diluted net income per limited partner unit is calculated by dividing limited partners’ interest in net income, less incentive distributions, by the weighted average number of outstanding limited partner units during the period.

We compute earnings per unit using the two-class method for master limited partnerships. Under the two-class method, earnings per unit is calculated as if all of the earnings for the period were distributed under the terms of the partnership agreement, regardless of whether the general partner has discretion over the amount of distributions to be made in any particular period, whether those earnings would actually be distributed during a particular period from an economic or practical perspective, or whether the general partner has other legal or contractual limitations on its ability to pay distributions that would prevent it from distributing all of the earnings for a particular period.

We calculate net income available to limited partners based on the distributions pertaining to the current period’s net income. After adjusting for the appropriate period’s distributions, the remaining undistributed earnings or excess distributions over earnings, if any, are attributed in accordance with the contractual terms of the partnership agreement under the two-class method.

Basic earnings per unit is computed by dividing net earnings attributable to unitholders by the weighted average number of units outstanding during each period. Diluted net income per limited partner unit reflects the potential dilution that could occur if agreements to issue common units, such as awards under long-term incentive plans, were exercised, settled or converted into common units. When it is determined that potential common units resulting from an award should be included in the diluted net income per limited partner unit calculation, the impact is reflected by applying the treasury stock method. Earnings per common unit assuming dilution for the three months ended June 30, 2017 was calculated based on the diluted weighted average number of units outstanding of 186,532,700, including 467,540 dilutive units attributable to non-vested phantom unit awards. Earnings per common unit assuming dilution for the six months ended June 30, 2017 was calculated based on the diluted weighted average number of units outstanding of 185,001,686, including 443,981 dilutive units attributable to non-vested phantom unit awards.

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

The Partnership’s calculation of net income per limited partner unit for the periods indicated is as follows (in thousands, except per unit data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Net income	$49,912	87,175	$92,829	162,267
Less:
Net income attributable to incentive distribution rights	(2,731)	(15,328)	(4,581)	(26,881)
Limited partner interest in net income	$47,181	71,847	$88,248	135,386

Net income per limited partner unit - basic and diluted	$0.27	0.39	$0.50	0.73

Weighted average limited partner units outstanding - basic	176,172	186,065	176,167	184,558

Weighted average limited partner units outstanding - diluted	176,226	186,533	176,203	185,002

(9) Sale of Common Units Under Equity Distribution Agreement

During the third quarter of 2016, the Partnership entered into an Equity Distribution Agreement and in first quarter of 2017 amended and restated the Equity Distribution Agreement (as amended and restated, the “Distribution Agreement”), pursuant to which the Partnership may sell, from time to time through brokers acting as its sales agents, common units representing limited partner interests having an aggregate offering price of up to $250 million.  The offer and sale of common units under the program has been registered with the SEC on an effective registration statement on Form S-3. Sales of the common units may be made by means of ordinary brokers’ transactions on the New York Stock Exchange, at market prices, in block transactions, or as otherwise agreed to between the Partnership and the sales agents.  Proceeds are expected to be used for general partnership purposes, which may include repayment of indebtedness and funding working capital or capital expenditures.  The Partnership is under no obligation to offer and sell common units under the Distribution Agreement.

During the six months ended June 30, 2017, the Partnership issued and sold 700,031 common units under the Distribution Agreement, resulting in net proceeds of $23.1 million. As of June 30, 2017, the Partnership had the capacity to issue additional common units under the Distribution Agreement up to an aggregate sales price of $159.9 million.

(10) Fair Value Measurement

In connection with Antero Resources’ contribution of Antero Water and certain wastewater treatment assets to the Partnership in September 2015 (“Water Acquisition”), we agreed to pay Antero Resources (a) $125 million in cash if the Partnership delivers 176,295,000 barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if the Partnership delivers 219,200,000 barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020. This contingent consideration liability is valued based on Level 3 inputs.

The following table provides a reconciliation of changes in Level 3 financial liabilities measured at fair value on a recurring basis (in thousands):

Beginning balance - December 31, 2016	$194,538
Accretion	7,116
Ending balance - June 30, 2017	$201,654

We account for contingent consideration in accordance with applicable accounting guidance pertaining to business combinations. We are contractually obligated to pay Antero Resources contingent consideration in connection with the Water Acquisition, and therefore recorded this contingent consideration liability at the time of the Water Acquisition. We update our

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

assumptions each reporting period based on new developments and adjust such amounts to fair value based on revised assumptions, if applicable, until such consideration is satisfied through payment upon achievement of the specified objectives or it is eliminated upon failure to achieve the specified objectives.

As of June 30, 2017, we expect to pay the entire amount of the contingent consideration amounts in 2019 and 2020. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with future milestone payments was based on the risk adjusted present value of the contingent consideration payout.

The carrying values of accounts receivable and accounts payable at December 31, 2016 and June 30, 2017 approximated market value because of their short-term nature. The carrying value of the amounts under the revolving credit facility at December 31, 2016 and June 30, 2017 approximated fair value because the variable interest rates are reflective of current market conditions.

Based on Level 2 market data inputs, the fair value of the Partnership’s 2024 Notes was approximately $667.7 million at June 30, 2017.

(11) Equity Method Investments

On February 6, 2017, we formed a joint venture to develop processing and fractionation assets in Appalachia (the “Joint Venture”) with MarkWest, a wholly owned subsidiary of MPLX, LP. We and MarkWest each own a 50% interest in the Joint Venture and MarkWest operates the Joint Venture assets. The Joint Venture assets consist of processing plants in West Virginia, and a one-third interest in a recently commissioned MarkWest fractionator in Ohio.

In conjunction with the Joint Venture, on February 10, 2017 we issued 6,900,000 common units, including common units issued pursuant to the underwriters’ option to purchase additional common units, resulting in net proceeds of approximately $223 million (the “Offering”). We used the proceeds from the Offering to repay outstanding borrowings under our revolving credit facility incurred to fund the investment in the Joint Venture, and for general partnership purposes.

In the second quarter of 2016, the Partnership exercised its option to purchase a 15% equity interest in Stonewall, which operates the 67-mile Stonewall pipeline on which Antero is an anchor shipper.

Our condensed consolidated net income includes the Partnership’s proportionate share of the net income of equity method investees. When the Partnership records its proportionate share of net income, it increases equity income in the condensed consolidated statements of operations and comprehensive income and the carrying value of that investment. The Partnership uses the equity method of accounting to account for its investments in Stonewall and the Joint Venture because the Partnership exercises significant influence over the entities. Our judgment regarding the level of influence over our equity investments includes considering key factors such as the Partnership’s ownership interest, representation on the board of directors and participation in policy-making decisions of Stonewall and the Joint Venture.

The following table is a reconciliation of our investments in unconsolidated affiliates as presented on our condensed consolidated balance sheets (in thousands):

		MarkWest	Total Investment in
	Stonewall	Joint Venture	Unconsolidated Affiliates
Balance at December 31, 2016	$68,299	—	68,299
Initial investment	—	153,770	153,770
Additional investments	—	37,594	37,594
Equity in net income of unconsolidated affiliates	5,085	769	5,854
Distributions from unconsolidated affiliates	(5,820)	—	(5,820)
Balance at June 30, 2017	$67,564	192,133	259,697

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

(12)    Reporting Segments

The Partnership’s operations are located in the United States and are organized into two reporting segments: (1) gathering and processing and (2) water handling and treatment.

Gathering and Processing

The gathering and processing segment includes a network of gathering pipelines, compressor stations, and interests in processing and fractionation plants that collect and process natural gas, NGLs and oil from Antero Resources’ wells in West Virginia and Ohio.

Water Handling and Treatment

The Partnership’s water handling and treatment segment includes two independent systems that deliver fresh water from sources including the Ohio River, local reservoirs as well as several regional waterways. The water handling and treatment segment also includes other fluid handling services which includes high rate transfer, wastewater transportation, disposal and treatment.

These segments are monitored separately by management for performance and are consistent with internal financial reporting. These segments have been identified based on the differing products and services, regulatory environment and the expertise required for these operations. We evaluate the performance of the Partnership’s business segments based on operating income. Interest expense is primarily managed and evaluated on a consolidated basis.

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

Summarized financial information concerning the Partnership’s segments for the periods indicated is shown in the following table (in thousands):

		Water
	Gathering and	Handling and	Consolidated
	Processing	Treatment	Total
Three months ended June 30, 2016
Revenues:
Revenue - Antero Resources	$71,715	64,893	136,608
Revenue - third-party	202	—	202
Total revenues	71,917	64,893	136,810

Operating expenses:
Direct operating	7,447	35,150	42,597
General and administrative (before equity-based compensation)	4,837	1,675	6,512
Equity-based compensation	5,301	1,492	6,793
Depreciation	16,964	7,176	24,140
Accretion of contingent acquisition consideration	—	3,461	3,461
Total expenses	34,549	48,954	83,503
Operating income	$37,368	15,939	53,307

Equity in earnings of unconsolidated affiliates	$484	-	484
Total assets	$1,583,246	569,624	2,152,870
Additions to property and equipment	$48,283	41,589	89,872

Three months ended June 30, 2017
Revenues:
Revenue - Antero Resources	$98,633	95,004	193,637
Revenue - third-party	129	—	129
Total revenues	98,762	95,004	193,766

Operating expenses:
Direct operating	9,922	42,386	52,308
General and administrative (before equity-based compensation)	5,468	2,370	7,838
Equity-based compensation	5,237	1,714	6,951
Depreciation	22,271	8,241	30,512
Accretion of contingent acquisition consideration	—	3,590	3,590
Total expenses	42,898	58,301	101,199
Operating income	$55,864	36,703	92,567

Equity in earnings of unconsolidated affiliates	$3,623	-	3,623
Total assets	$2,050,202	711,735	2,761,937
Additions to property and equipment	$88,806	58,497	147,303

ANTERO MIDSTREAM PARTNERS LP

Notes to Condensed Consolidated Financial Statements

December 31, 2016 and June 30, 2017

		Water
	Gathering and	Handling and	Consolidated
	Processing	Treatment	Total
Six months ended June 30, 2016
Revenues:
Revenue - Antero Resources	$141,066	$131,339	$272,405
Revenue - third-party	477	-	477
Total revenues	141,543	131,339	272,882

Operating expenses:
Direct operating	15,066	76,672	91,738
General and administrative (before equity-based compensation)	9,785	3,846	13,631
Equity-based compensation	9,688	3,078	12,766
Depreciation	33,826	14,137	47,963
Accretion of contingent acquisition consideration	-	6,857	6,857
Total expenses	68,365	104,590	172,955

Operating income	$73,178	$26,749	$99,927

Equity in earnings of unconsolidated affiliates	$484	$-	$484
Total assets	$1,583,246	$569,624	$2,152,870
Additions to property and equipment	$96,969	$78,625	$175,594

Six months ended June 30, 2017
Revenues:
Revenue - Antero Resources	$190,157	178,115	368,272
Revenue - third-party	264	—	264
Total revenues	190,421	178,115	368,536

Operating expenses:
Direct operating	18,036	81,826	99,862
General and administrative (before equity-based compensation)	11,017	4,992	16,009
Equity-based compensation	9,826	3,411	13,237
Depreciation	41,970	16,078	58,048
Accretion of contingent acquisition consideration	—	7,116	7,116
Total expenses	80,849	113,423	194,272

Operating income	$109,572	64,692	174,264

Equity in earnings of unconsolidated affiliates	$5,854	—	5,854
Total assets	$2,050,202	711,735	2,761,937
Additions to property and equipment	$155,365	95,451	250,816

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and related notes included elsewhere in this report. The information provided below supplements, but does not form part of, our condensed consolidated financial statements. This discussion contains forward‑looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward‑looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on items that could impact our future operating performance or financial condition, please see “Item 1A. Risk Factors.” and the section entitled “Cautionary Statement Regarding Forward‑Looking Statements.” We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. For more information please refer to the Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 28, 2017.

In this section, references to “the Partnership,” “we,” “us,” and “our” refer to Antero Midstream Partners LP and its subsidiaries, unless otherwise indicated or the context otherwise requires.

Overview

We are a growth-oriented master limited partnership formed by Antero Resources to own, operate and develop midstream energy assets to service Antero Resources’ increasing production. Our assets consist of gathering pipelines, compressor stations, and interests in processing and fractionation plants that collect and process natural gas, NGLs and oil from Antero Resources’ wells in the Marcellus and Utica Shales in West Virginia and Ohio. Our assets also include two independent fresh water delivery systems that deliver fresh water from the Ohio River, several regional waterways, and wastewater handling services for well completion operations in Antero Resources’ operating areas. These fresh water delivery systems consist of permanent buried pipelines, surface pipelines and fresh water storage facilitates, as well as pumping stations and impoundments to transport the fresh water throughout the pipelines. The wastewater handling services consist of wastewater transportation, disposal, and treatment, including a water treatment facility currently under construction.

Address, Internet Website and Availability of Public Filings

Our principal executive offices are at 1615 Wynkoop Street, Denver, Colorado 80202.  Our telephone number is (303) 357-7310. Our website is located at www.anteromidstream.com.

We make available free of charge our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. These documents are located on our website under the “Investors Relations” link.

Information on our website is not incorporated into this Quarterly Report on Form 10-Q or our other filings with the SEC and is not a part of them.

Second Quarter 2017 Developments and Highlights

Financial Results

For the three months ended June 30, 2017, we generated cash flows from operations of $135 million, net income of $87 million, and Adjusted EBITDA of $139 million. This compares to cash flows from operations of $86 million, net income of $50 million, and Adjusted EBITDA of $88 million for the three months ended June 30, 2016.

For the six months ended June 30, 2017, we generated cash flows from operations of $235 million, net income of $162 million, and Adjusted EBITDA of $258 million. This compares to cash flows from operations of $169 million, net income of $93 million, and Adjusted EBITDA of $168 million for the six months ended June 30, 2016.  See “—Non-GAAP Financial Measures” for a definition of Adjusted EBITDA (a non-GAAP measure) and a reconciliation of Adjusted EBITDA to net income for the three and six months ended June 30, 2016 and 2017.

Energy Industry Environment

In late 2014, global energy commodity prices declined precipitously as a result of several factors, including an increase in worldwide commodity supplies, a stronger U.S. dollar, relatively mild weather in large portions of the U.S., and strong competition among oil producing countries for market share.  Depressed commodity prices continued into 2015 and 2016, although a modest recovery has occurred in late 2016 and early 2017.  The following chart depicts changes in natural gas (Henry Hub), propane (Mont Belvieu), and oil (West Texas Intermediate) spot prices since June 30, 2014.

Cash Distributions

The board of directors of our general partner has declared a cash distribution of $0.32 per unit for the quarter ended June 30, 2017. The distribution will be payable on August 16, 2017 to unitholders of record as of August 3, 2017.

2017 Capital Budget and Capital Spending

Our 2017 capital budget is approximately $800 million, which includes $460 million of expansion capital, $65 million of maintenance capital, and $275 million of capital investment in the joint venture (the “Joint Venture”) to develop processing and fractionation assets in Appalachia with MarkWest Energy Partners, L.P. (“MarkWest”). The capital budget includes $350 million of expansion and maintenance capital on gathering and processing infrastructure, approximately 75% of which will be invested in the Marcellus Shale and the remaining 25% will be invested in the Utica Shale. The gathering and processing budget is expected to result in over 35 miles of additional gathering pipelines in the Marcellus and Utica Shales combined. We also expect to invest $75 million for water infrastructure and maintenance capital for four fresh water storage impoundments as well as 37 miles of additional fresh water trunklines and surface pipelines to support Antero Resources’ completion activities. Approximately 67% of the water infrastructure budget will be allocated to the Marcellus Shale and the remaining 33% will be allocated to the Utica Shale. Our 2017 budget also includes $100 million of construction capital for the advanced wastewater treatment facility, which is expected to be placed into service in late 2017. During the three months ended June 30, 2017, our total gathering and processing capital expenditures were approximately $88 million and our total water handling and treatment capital expenditures were approximately $58 million.

For the three months ended June 30, 2017, our capital expenditures were approximately $177 million, including $114 of expansion capital, $32 million of maintenance capital, and $31 million of capital investment in the Joint Venture.

Antero Midstream GP LP Initial Public Offering

On April 6, 2017, in connection with its initial public offering, Antero Resources Midstream Management LLC (“ARMM”) formed Antero Midstream Partners GP LLC (“AMP GP”), a Delaware limited liability company, as a wholly owned subsidiary, and, on April 11, 2017, assigned to AMP GP the general partner interest in us. Concurrent with the assignment, AMP GP was admitted as the Partnership’s sole general partner and ARMM ceased to be our general partner.

On May 9, 2017, ARMM, which indirectly controls our incentive distribution rights, closed its initial public offering. In connection with the offering, ARMM converted into a Delaware limited partnership, and changed its name to Antero Midstream GP LP (“AMGP”). We received no proceeds from the sale of common shares in the offering.

Credit Facility

As of June 30, 2017, lender commitments under our revolving credit facility were $1.5 billion, with a letter of credit sublimit of $150 million. At June 30, 2017, we had borrowings of $305 million and no letters of credit outstanding under the revolving credit facility. Our revolving credit facility matures in November 2019. See “—Debt Agreements—Revolving Credit Facility” for a description of our revolving credit facility.

Items Affecting Comparability of Our Financial Results

Certain of the historical financial results discussed below may not be comparable to our future financial results primarily as a result of the significant increase in the scope of our operations over the last several years. Our gathering and processing and water handling and treatment systems are relatively new, having been substantially built within the last four years. Accordingly, our revenues and expenses over that time reflect the significant ramp up in our operations. Similarly, Antero Resources has experienced significant changes in its production and drilling and completion schedule over that same period. Accordingly, it may be difficult to project trends from our historical financial data going forward.

Results of Operations

Three Months Ended June 30, 2016 Compared to Three Months Ended June 30, 2017

We have two operating segments: (1) gathering and processing and (2) water handling and treatment. The operating results and assets of our reportable segments were as follows for the three months ended June 30, 2016 and 2017 (in thousands):

		Water
	Gathering and	Handling and	Consolidated
	Processing	Treatment	Total
Three months ended June 30, 2016
Revenues:
Revenue - Antero Resources	$71,715	64,893	136,608
Revenue - third-party	202	—	202
Total revenues	71,917	64,893	136,810

Operating expenses:
Direct operating	7,447	35,150	42,597
General and administrative (before equity-based compensation)	4,837	1,675	6,512
Equity-based compensation	5,301	1,492	6,793
Depreciation	16,964	7,176	24,140
Accretion of contingent acquisition consideration	—	3,461	3,461
Total expenses	34,549	48,954	83,503
Operating income	$37,368	15,939	53,307

Segment and consolidated Adjusted EBITDA(1)	$59,633	28,068	87,701

Three months ended June 30, 2017
Revenues:
Revenue - Antero Resources	$98,633	95,004	193,637
Revenue - third-party	129	—	129
Total revenues	98,762	95,004	193,766

Operating expenses:
Direct operating	9,922	42,386	52,308
General and administrative (before equity-based compensation)	5,468	2,370	7,838
Equity-based compensation	5,237	1,714	6,951
Depreciation	22,271	8,241	30,512
Accretion of contingent acquisition consideration	—	3,590	3,590
Total expenses	42,898	58,301	101,199
Operating income	$55,864	36,703	92,567

Segment and consolidated Adjusted EBITDA(1)	$89,192	50,248	139,440

(1)

For a discussion of the non‑GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please see “— Non‑GAAP Financial Measures” below.

The following table sets forth selected operating data for the three months ended June 30, 2016 compared to the three months ended June 30, 2017 (in thousands, except average realized fees):

			Amount of
	Three Months Ended June 30,		Increase	Percentage
	2016	2017	(Decrease)	Change
Revenue:
Revenue - Antero Resources	$136,608	193,637	57,029	42%
Revenue - third-party	202	129	(73)	(36)%
Total revenue	136,810	193,766	56,956	42%
Operating expenses:
Direct operating	42,597	52,308	9,711	23%
General and administrative (before equity-based compensation)	6,512	7,838	1,326	20%
Equity-based compensation	6,793	6,951	158	2%
Depreciation	24,140	30,512	6,372	26%
Accretion of contingent acquisition consideration	3,461	3,590	129	4%
Total operating expenses	83,503	101,199	17,696	21%
Operating income	53,307	92,567	39,260	74%
Interest expense	(3,879)	(9,015)	(5,136)	132%
Equity in earnings of unconsolidated affiliates	484	3,623	3,139	649%
Net income	$49,912	87,175	37,263	75%
Adjusted EBITDA(1)	$87,701	139,440	51,739	59%
Operating Data:
Gathering—low pressure (MMcf)	123,116	153,180	30,064	24%
Gathering—high pressure (MMcf)	114,013	157,806	43,793	38%
Compression (MMcf)	59,834	108,451	48,617	81%
Condensate gathering (MBbl)	180	*	*	*
Processing - Joint Venture (MMcf)	—	19,662	*	*
Fractionation - Joint Venture (MBbl)	—	368	*	*
Fresh water delivery (MBbl)	9,589	15,761	6,172	64%
Wastewater handling (MBbl)	2,740	3,400	660	24%
Wells serviced by fresh water delivery	31	44	13	42%
Gathering—low pressure (MMcf/d)	1,353	1,683	330	24%
Gathering—high pressure (MMcf/d)	1,253	1,734	481	38%
Compression (MMcf/d)	658	1,192	534	81%
Condensate gathering (MBbl/d)	2	*	*	*
Processing - Joint Venture (MMcf/d)	—	216	*	*
Fractionation - Joint Venture (MBbl/d)	—	4	*	*
Fresh water delivery (MBbl/d)	105	173	68	64%
Wastewater handling (MBbl/d)	30	37	7	24%
Average realized fees:
Average gathering—low pressure fee ($/Mcf)	$0.31	0.32	0.01	3%
Average gathering—high pressure fee ($/Mcf)	$0.19	0.19	—	—
Average compression fee ($/Mcf)	$0.19	0.19	—	—
Average gathering—condensate fee ($/Bbl)	$4.17	—	(4.17)	(100)%
Average fresh water delivery fee - Antero Resources($/Bbl)	$3.68	3.72	0.04	1%

*Not meaningful or applicable.

(1)

For a discussion of the non‑GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “—Non‑GAAP Financial Measures” below.

Sources of Water Handling and Treatment Revenue. Water handling and treatment revenues are generated from fresh water delivery and other fluid handling services.  Fresh water delivery is billed at a fixed fee per barrel.  Other fluid handling services include the disposal and treatment of wastewater and high rate transfer of fresh water by third parties and are billed at our cost plus 3%.

Revenue - Antero Resources.  Revenues from gathering and compression of natural gas and condensate, and water handling and treatment increased by 42%, from $137 million for the three months ended June 30, 2016 to $194 million for the three months ended June 30, 2017. Gathering and compression revenues increased by 38%, from $72 million for the three months ended June 30, 2016 to $99 million for the three months ended June 30, 2017. Water handling and treatment revenues increased by 46%, from $65 million for the three months ended June 30, 2016 to $95 million for the three months ended June 30, 2017. These fluctuations are primarily the result of the following:

•

low pressure gathering revenue increased $10 million period over period due to an increase of throughput volumes of 30 Bcf, or 330 MMcf/d, which was due to 111 new wells added to our system since June 30, 2016;

•

compression revenue increased $9 million period over period due to an increase of throughput volumes of 49 Bcf, or 534 MMcf/d, primarily due to the addition of four new compressor stations placed in service after June 30, 2016, and additional wells added to our system;

•

high pressure gathering revenue increased $9 million period over period due to an increase of throughput volumes of 44 Bcf, or 481 MMcf/d, which was primarily due to 4 new high pressure lines added to our system since June 30, 2016;

•

fresh water delivery revenue increased $23 million period over period due to an increase in fresh water delivery of 6,172 MBbl, or 68 MBbl/d, primarily due to an increase in the amount of water used in well completions by Antero Resources; and

•

other fluid handling services revenue increased $7 million period over period due to an increase in wastewater handling and treatment volumes of 660 MBbl, or 7 MBbl/d. Other fluid handling services include the disposal and treatment of wastewater and high rate transfer of fresh water by third parties and are billed at our cost plus 3%.

Direct operating expenses.  Total direct operating expenses increased by 23%, from $43 million for the three months ended June 30, 2016 to $52 million for the three months ended June 30, 2017. The increase was primarily due to other fluid handling services resulting from increased water volumes in 2017.

General and administrative expenses.  General and administrative expenses (before equity-based compensation expense) increased by 20%, from $7 million for the three months ended June 30, 2016 to $8 million for the three months ended June 30, 2017.  The increase was primarily due to an increased allocation of general and administrative expenses from Antero Resources as a result of increased capital expenditures, as well as increased legal and other general corporate expenses to support our growth.

Equity-based compensation expenses.  Equity-based compensation expenses remained relatively consistent at $7 million for the three months ended June 30, 2016 and 2017.

Accretion of contingent acquisition consideration.  Total contingent acquisition consideration accretion expense remained relatively consistent at $4 million for the three months ended June 30, 2016 and 2017. In connection with Antero Resources’ contribution of Antero Water LLC and certain wastewater treatment assets to us in September 2015 (the “Water Acquisition”), we have agreed to pay Antero Resources (a) $125 million in cash if we deliver 176 million barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if we deliver 219 million barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020. In conjunction with the Water Acquisition on September 23, 2015, we recorded a liability for the discounted net present value of the contingent acquisition consideration and, as time passes, we recognize accretion expense to increase the discounted liability to the expected liability amounts in 2019 and 2020.

Depreciation expense.  Total depreciation expense increased by 26%, from $24 million for the three months ended June 30, 2016 to $31 million for the three months ended June 30, 2017. The increase was primarily due to additional gathering, compression, and water handling and treatment assets placed into service.

Interest expense.  Interest expense increased by 132%, from $4 million for the three months ended June 30, 2016 to $9 million, net of $3 million in capitalized interest, for the three months ended June 30, 2017. The increase was due to interest incurred on our $650 million of 5.375% senior notes due September 15, 2024 (the “2024 Notes”), which has a higher interest rate than our credit facility, and an overall increase in our total debt from $760 million as of June 30, 2016 to $945 million as of June 30, 2017.

Operating income.  Total operating income increased by 74%, from $53 million for the three months ended June 30, 2016 to $93 million for the three months ended June 30, 2017. Gathering and compression operating income increased by 49%, from $37 million for the three months ended June 30, 2016 to $56 million for the three months ended June 30, 2017. Water handling and treatment operating income increased by 130%, from $16 million for the three months ended June 30, 2016 to $37 million for the three months ended June 30, 2017. These increases were primarily due to increases in gathering and compression and fresh water delivery volumes in 2017.

Adjusted EBITDA.  Adjusted EBITDA increased by 59%, from $88 million for the three months ended June 30, 2016 to $139 million for the three months ended June 30, 2017. The increase was primarily due to increases in gathering, compression, and water volumes in 2017. For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Measures” below.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2017

We have two operating segments: (1) gathering and processing and (2) water handling and treatment. The operating results and assets of our reportable segments were as follows for the six months ended June 30, 2016 and 2017 (in thousands):

		Water
	Gathering and	Handling and	Consolidated
	Processing	Treatment	Total
Six months ended June 30, 2016
Revenues:
Revenue - Antero Resources	$141,066	$131,339	$272,405
Revenue - third-party	477	—	477
Total revenues	141,543	131,339	272,882

Operating expenses:
Direct operating	15,066	76,672	91,738
General and administrative (before equity-based compensation)	9,785	3,846	13,631
Equity-based compensation	9,688	3,078	12,766
Depreciation	33,826	14,137	47,963
Accretion of contingent acquisition consideration	-	6,857	6,857
Total expenses	68,365	104,590	172,955

Operating income	$73,178	$26,749	$99,927

Segment and consolidated Adjusted EBITDA(1)	$116,692	$50,821	$167,513

Six months ended June 30, 2017
Revenues:
Revenue - Antero Resources	$190,157	$178,115	$368,272
Revenue - third-party	264	—	264
Total revenues	190,421	178,115	368,536

Operating expenses:
Direct operating	18,036	81,826	99,862
General and administrative (before equity-based compensation)	11,017	4,992	16,009
Equity-based compensation	9,826	3,411	13,237
Depreciation	41,970	16,078	58,048
Accretion of contingent acquisition consideration	-	7,116	7,116
Total expenses	80,849	113,423	194,272

Operating income	$109,572	$64,692	$174,264

Segment and consolidated Adjusted EBITDA(1)	$167,188	$91,297	$258,485

(1) For a discussion of the non‑GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please see “—Non‑GAAP Financial Measures” below.

The following table sets forth selected operating data for the six months ended June 30, 2016 compared to the six months ended June 30, 2017 (in thousands, except average realized fees):

			Amount of
	Six Months Ended June 30,		Increase	Percentage
	2016	2017	(Decrease)	Change
	($ in thousands, except average realized fees)
Revenue:
Revenue - Antero Resources	$272,405	$368,272	$95,867	35%
Revenue - third-party	477	264	(213)	(45)%
Total revenue	272,882	368,536	95,654	35%
Operating expenses:
Direct operating	91,738	99,862	8,124	9%
General and administrative (before equity-based compensation)	13,631	16,009	2,378	17%
Equity-based compensation	12,766	13,237	471	4%
Depreciation	47,963	58,048	10,085	21%
Accretion of contingent acquisition consideration	6,857	7,116	259	4%
Total operating expenses	172,955	194,272	21,317	12%
Operating income	99,927	174,264	74,337	74%
Interest expense	(7,582)	(17,851)	(10,269)	135%
Equity in earnings of unconsolidated affiliates	484	5,854	5,370	*
Net income	$92,829	$162,267	$69,438	75%
Adjusted EBITDA(1)	$167,513	$258,485	$90,972	54%
Operating Data:
Gathering—low pressure (MMcf)	241,713	302,448	60,735	25%
Gathering—high pressure (MMcf)	225,175	300,119	74,944	33%
Compression (MMcf)	114,936	200,971	86,035	75%
Condensate gathering (MBbl)	450	15	(435)	(97)%
Processing - Joint Venture (MMcf)	—	24,311	*	*
Fractionation - Joint Venture (MBbl)	—	433	*	*
Fresh water delivery (MBbl)	18,447	29,125	10,678	58%
Waste water (MBbl)	5,044	6,599	1,555	31%
Wells serviced by fresh water delivery	61	78	17	28%
Gathering—low pressure (MMcf/d)	1,328	1,671	343	25%
Gathering—high pressure (MMcf/d)	1,237	1,658	421	33%
Compression (MMcf/d)	632	1,110	478	75%
Condensate gathering (MBbl/d)	2	—	(2)	(97)%
Processing - Joint Venture (MMcf/d)	—	134	*	*
Fractionation - Joint Venture (MBbl/d)	—	2	*	*
Fresh water delivery (MBbl/d)	101	161	60	58%
Water handling and treatment (MBbl/d)	28	36	8	31%
Average realized fees:
Average gathering—low pressure fee ($/Mcf)	$0.31	$0.32	$0.01	3%
Average gathering—high pressure fee ($/Mcf)	$0.19	$0.19	$—	*
Average compression fee ($/Mcf)	$0.19	$0.19	$—	*
Average gathering—condensate fee ($/Bbl)	$4.17	$4.20	$0.03	1%
Average fresh water delivery fee - Antero Resources ($/Bbl)	$3.68	$3.72	$0.04	1%

*Not meaningful or applicable.

(1) For a discussion of the non‑GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “—Non‑GAAP Financial Measures” below.

Sources of Water Handling and Treatment Revenue. Water handling and treatment revenues are generated from fresh water delivery and other fluid handling services.  Fresh water delivery is billed at a fixed fee per barrel.  Other fluid handling services include the disposal and treatment of wastewater and high rate transfer of fresh water by third parties and are billed at our cost plus 3%.

Revenue - Antero Resources.  Revenues from gathering and compression of natural gas and condensate, and water handling and treatment increased by 35%, from $272 million for the six months ended June 30, 2016 to $368 million for the six months ended June 30, 2017. Gathering and compression revenues increased by 35%, from $141 million for the six months ended June 30, 2016 to $190 million for the six months ended June 30, 2017. Water handling and treatment revenues increased by 36%, from $131 million for the six months ended June 30, 2016 to $178 million for the six months ended June 30, 2017. These fluctuations are primarily the result of the following:

•

low pressure gathering revenue increased $20 million period over period due to an increase of throughput volumes of 61 Bcf, or 343 MMcf/d, which was due to 111 new wells added to our system since June 30, 2016;

•

compression revenue increased $16 million period over period due to an increase of throughput volumes of 86 Bcf, or 478 MMcf/d, primarily due to the addition of four new compressor stations placed in service after June 30, 2016, and additional wells added to our system;

•

high pressure gathering revenue increased $15 million period over period due to an increase of throughput volumes of 75 Bcf, or 421 MMcf/d, which was primarily due to 4 new high pressure lines added to our system since June 30, 2016;

•

fresh water delivery revenue increased $40 million period over period due to an increase in fresh water delivery of 10,678 MBbl, or 60 MBbl/d, primarily due to an increase in the amount of water used in well completions by Antero Resources; and

•

other fluid handling services revenue increased $6 million period over period due to an increase in wastewater handling and treatment volumes of 1,555 MBbl, or 8 MBbl/d. Other fluid handling services include the disposal and treatment of wastewater and high rate transfer of fresh water by third parties and are billed at our cost plus 3%.

Direct operating expenses.  Total direct operating expenses increased by 9% from $92 million for the six months ended June 30, 2016 to $100 million for the six months ended June 30, 2017. The increase was primarily due to increased other fluid handling services resulting from increased water volumes in 2017.

General and administrative expenses.  General and administrative expenses (before equity-based compensation expense) increased by 17%, from $14 million for the six months ended June 30, 2016 to $16 million for the six months ended June 30, 2017.  The increase was primarily was primarily due to an increased allocation of general and administrative expenses from Antero Resources as a result of increased capital expenditures, as well as increased legal and other general corporate expenses to support our growth.

Equity-based compensation expenses.  Equity-based compensation expenses remained relatively consistent at $13 million for the six months ended June 30, 2016 and 2017.

Accretion of contingent acquisition consideration.  Total contingent acquisition consideration accretion expense remained relatively consistent at $7 million for the six months ended June 30, 2016 and 2017. In connection with Antero Resources’ contribution of Antero Water LLC and certain wastewater treatment assets to us in September 2015 (the “Water Acquisition”), we have agreed to pay Antero Resources (a) $125 million in cash if we deliver 176 million barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if we deliver 219 million barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020. In conjunction with the Water Acquisition on September 23, 2015, we recorded a liability for the discounted net present value of the contingent acquisition consideration and, as time passes, we recognize accretion expense to increase the discounted liability to the expected liability amounts in 2019 and 2020.

Depreciation expense.  Total depreciation expense increased by 21%, from $48 million for the six months ended June 30, 2016 to $58 million for the six months ended June 30, 2017. The increase was primarily due to additional gathering, compression, and water handling and treatment assets placed into service.

Interest expense.  Interest expense increased by 135%, from $8 million for the six months ended June 30, 2016 to $18 million, net of $5 million in capitalized interest, for the six months ended June 30, 2017. The increase was due to interest incurred on our $650 million of 5.375% senior notes due September 15, 2024 (the “2024 Notes”), which has a higher interest rate than our credit facility, and an overall increase in our total debt from $760 million as of June 30, 2016 to $945 million as of June 30, 2017.

Operating income.  Total operating income increased by 74%, from $100 million for the six months ended June 30, 2016 to $174 million for the six months ended June 30, 2017. Gathering and compression operating income increased by 50%, from $73 million for the six months ended June 30, 2016 to $110 million for the six months ended June 30, 2017. Water handling and treatment operating income increased by 142%, from $27 million for the six months ended June 30, 2016 to $65 million for the six months ended June 30, 2017. These increases were primarily due to increases in gathering and compression and fresh water delivery volumes in 2017.

Adjusted EBITDA.  Adjusted EBITDA increased by 54%, from $168 million for the six months ended June 30, 2016 to $258 million for the six months ended June 30, 2017. The increase was primarily due to increases in gathering, compression, and water volumes in 2017. For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Measures” below.

Capital Resources and Liquidity

Sources and Uses of Cash

Capital and liquidity is provided by operating cash flow, cash on our balance sheet, borrowings under our revolving credit facility and capital markets transactions, as further discussed below. We expect cash flow from operations to continue to contribute to our liquidity in the future. We expect the combination of these capital resources will be adequate to meet our working capital requirements, capital expenditures program and expected quarterly cash distributions for at least the next twelve months.

The board of directors of our general partner has adopted a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.17 per unit ($0.68 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. The board of directors of our general partner has declared a cash distribution of $0.32 per unit for the quarter ended June 30, 2017. The distribution will be payable on August 16, 2017 to unitholders of record as of August 3, 2017.

We expect our future cash requirements relating to working capital, maintenance capital expenditures and quarterly cash distributions to our partners will be funded from cash flows internally generated from our operations. Our expansion capital expenditures will be funded by borrowings under our revolving credit facility or from potential capital markets transactions.

On February 10, 2017, we issued 6,900,000 common units, including common units issued pursuant to the underwriters’ option to purchase additional common units, resulting in net proceeds of approximately $223 million. We used the proceeds from the offering to repay outstanding borrowings under our revolving credit facility incurred to fund the investment in the Joint Venture, and for general partnership purposes.

The following table summarizes our cash flows for the six months ended June 30, 2016 and 2017:

	Six Months Ended June 30,
(in thousands)	2016	2017	Increase
Operating activities	$168,599	234,938	66,339
Investing activities	(223,728)	(446,984)	223,256
Financing activities	56,930	215,537	158,607
Net increase (decrease) in cash and cash equivalents	$1,801	3,491

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was $169 million and $235 million for the six months ended June 30, 2016 and 2017, respectively. The increase in cash flow from operations for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 was primarily due to increased gathering and compression and fresh water delivery revenues, as a result of additional gathering and compression and water handling systems placed in service since June 30, 2016.

Cash Flows Used in Investing Activities

During the six months ended June 30, 2016 and 2017, we used cash flows in investing activities of $224 million and $447 million, respectively, primarily as a result of our capital expenditures for gathering systems, compressor stations, and water handling and treatment systems. Cash flows used in investing activities during the six months ended June 30, 2017 includes $191 million invested in the Joint Venture.

The board of directors of our general partner has approved a capital budget of $800 million, which includes $460 million of expansion capital, $65 million of maintenance capital, and $275 million of capital investment in the Joint Venture. Our capital budget may be adjusted as business conditions warrant as the amount, timing, and allocation of capital expenditures is largely discretionary and within our control.  If natural gas, NGLs, and oil prices decline to levels below Antero Resources’ acceptable levels, or costs increase to levels above Antero Resources’ acceptable levels, Antero Resources could choose to defer a significant portion of its budgeted capital expenditures until later periods. As a result, we may also defer a significant portion of our budgeted capital expenditures to achieve the desired balance between sources and uses of liquidity, and to prioritize capital projects that we believe have the highest expected returns and potential to generate near-term cash flow.  We routinely monitor and adjust our capital expenditures in response to changes in Antero Resources’ development plans, changes in commodity prices, availability of financing, acquisition costs, industry conditions, the timing of regulatory approvals, success or lack of success in Antero Resources’ drilling activities, contractual obligations, internally generated cash flow and other factors both within and outside our control.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2016 of $57 million include $140 million in net borrowings under the revolving credit facility, reduced by $83 million in quarterly cash distributions to our unitholders.

Net cash provided by financing activities for the six months ended June 30, 2017 of $216 million consisted of (i) $224 million in net proceeds from the issuance of 6,900,000 common units in February 2017, (ii) $95 million in net borrowings under the revolving credit facility, and (iii) $23 million of net proceeds from the issuance of units under our at-the-market program, partially offset by $125 million in cash distributions to our unitholders.

Debt Agreements

Revolving Credit Facility

We have a senior secured revolving bank credit facility (the “Credit Facility”) with a syndicate of lenders. As of June 30, 2017, the Credit Facility provided for lender commitments of $1.5 billion and for a letter of credit sublimit of $150 million.  At June 30, 2017, we had $305 million of borrowings and no letters of credit outstanding under the Credit Facility. The Credit Facility will mature on November 10, 2019.  Borrowings under the Credit Facility are limited by certain financial ratio covenants which may reduce the amount we are able to borrow to amounts less than the total lender commitments.

Principal amounts borrowed are payable on the maturity date with such borrowings bearing interest that is payable quarterly. We have a choice of borrowing in Eurodollars or at the base rate. Eurodollar loans bear interest at a rate per annum equal to the LIBOR Rate administered by the ICE Benchmark Administration for one, two, three, six or twelve months plus an applicable margin ranging from 150 to 225 basis points, depending on the leverage ratio then in effect. Base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank’s reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the rate for one month Eurodollar loans plus 100 basis points, plus an applicable margin ranging from 50 to 125 basis points, depending on the leverage ratio then in effect.

The revolving credit facility is guaranteed by our subsidiaries and is secured by mortgages on substantially all of our and our subsidiaries’ properties. The revolving credit facility contains restrictive covenants that may limit our ability to, among other things:

•	incur additional indebtedness;
•	sell assets;
•	make loans to others;
•	make investments;
•	enter into mergers;
•	make certain restricted payments;
•	incur liens; and
•	engage in certain other transactions without the prior consent of the lenders.

The revolving credit facility also requires us to maintain the following financial ratios:

•

an interest coverage ratio, which is the ratio of our consolidated EBITDA to its consolidated current interest charges of at least 2.5 to 1.0 at the end of each fiscal quarter; provided that upon obtaining an investment grade rating, the borrower may elect not to be subject to such ratio;

•

a consolidated total leverage ratio, which is the ratio of consolidated debt to consolidated EBITDA, of not more than 5.00 to 1.00 at the end of each fiscal quarter; provided that after electing to issue unsecured high yield notes, the consolidated total leverage ratio will not be more than 5.25 to 1.0, or, following the election of the borrower for two fiscal quarters after a material acquisition, 5.50 to 1.0; and

•

at our election, a consolidated senior secured leverage ratio covenant rather than the consolidated total leverage ratio covenant, which is the ratio of consolidated senior secured debt to consolidated EBITDA, of not more than 3.75 to 1.0.

We were in compliance with such covenants and ratios as of December 31, 2016 and June 30, 2017.  The actual borrowing capacity available to us may be limited by the interest coverage ratio, consolidated total leverage ratio, and consolidated senior secured leverage ratio covenants.

5.375% Senior Notes Due 2024

On September 13, 2016, the Partnership and Finance Corp, as co-issuers, issued $650 million in aggregate principal amount of 5.375% senior notes due 2024 at par.  The 2024 Notes are unsecured and effectively subordinated to the revolving credit facility to the extent of the value of the collateral securing the revolving credit facility.  The 2024 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the Partnership’s wholly-owned subsidiaries (other than Finance Corp) and certain of its future restricted subsidiaries.  Interest on the 2024 Notes is payable on March 15 and September 15 of each year.  The Partnership may redeem all or part of the 2024 Notes at any time on or after September 15, 2019 at redemption prices ranging from 104.031% on or after September 15, 2019 to 100.00% on or after September 15, 2022.  In addition, prior to September 15, 2019, the Partnership may redeem up to 35% of the aggregate principal amount of the 2024 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 105.375% of the principal amount of the 2024 Notes, plus accrued and unpaid interest.  At any time prior to September 15, 2019, the Partnership may also redeem the 2024 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2024 Notes plus a “make-whole” premium and accrued and unpaid interest.  If the Partnership undergoes a change of control, the holders of the 2024 Notes will have the right to require the Partnership to repurchase all or a portion of the notes at a price equal to 101% of the principal amount of the 2024 Notes, plus accrued and unpaid interest.

Contractual Obligations

At June 30, 2017, we had $305 million of borrowings and no letters of credit outstanding under the Credit Facility. Under the terms of our Credit Facility, we are required to pay a commitment fee of 0.25% on any unused portion of the Credit Facility.

Future capital contributions to unconsolidated affiliates are excluded from the table as neither the amounts nor the timing of the obligations can be determined in advance. A summary of our contractual obligations by maturity date as of June 30, 2017 is provided in the following table.

	Remainder	Year Ended December 31,
(in millions)	of 2017	2018	2019	2020	2021	2022	Thereafter	Total
Credit Facility (1)	$—	—	305	—	—	—	—	305
5.375% senior notes due 2024—principal	—	—	—	—	—	—	650	650
5.375% senior notes due 2024—interest	18	35	35	35	35	35	70	263
Water treatment (2)	40	6	—	—	—	—	—	46
Contingent acquisition consideration (3)	—	—	125	125	—	—	—	250
Total	$58	41	465	160	35	35	720	1,514

(1)

Includes outstanding principal amounts on our Credit Facility at June 30, 2017.  This table does not include future commitment fees, interest expense or other fees on our Credit Facility because they are floating rate instruments and we cannot determine with accuracy the timing of future loan advances, repayments, or future interest rates to be charged.

(2)	Includes obligations related to the construction of our wastewater treatment facility.
(3)

In connection with the Water Acquisition, we agreed to pay Antero Resources (a) $125 million in cash if the Partnership delivers 176 million barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if the Partnership delivers 219 million barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020.

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income before equity-based compensation expense, interest expense, depreciation expense, and accretion of contingent acquisition consideration, excluding equity in earnings of unconsolidated affiliates, and including cash distributions from unconsolidated affiliates.

We use Adjusted EBITDA to assess:

•	the financial performance of our assets, without regard to financing methods in the case of Adjusted EBITDA, capital structure or historical cost basis;
•	our operating performance and return on capital as compared to other publicly traded partnerships in the midstream energy sector, without regard to financing or capital structure; and
•	the viability of acquisitions and other capital expenditure projects.

We define Distributable Cash Flow as Adjusted EBITDA less interest paid, income tax withholding payments and cash reserved for payments of income tax withholdings upon vesting of equity-based compensation awards, cash reserved/paid for bond interest payments and ongoing maintenance capital expenditures paid.  We use Distributable Cash Flow as a performance metric to compare the cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders.  Distributable Cash Flow does not reflect changes in working capital balances.

Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures. The GAAP measure most directly comparable to Adjusted EBITDA and Distributable Cash Flow is net income. The non-GAAP financial measures Adjusted EBITDA and Distributable Cash Flow should not be considered as alternatives to the GAAP measure of net income. Adjusted EBITDA and Distributable Cash Flow are not presentations made in accordance with GAAP and have important limitations as an analytical tool because they include some, but not all, items that affect net income. You should not consider Adjusted EBITDA and Distributable Cash Flow in isolation or as a substitute for analyses of results as reported under GAAP. Our definition of Adjusted EBITDA and Distributable Cash Flow may not be comparable to similarly titled measures of other partnerships.

“Segment Adjusted EBITDA” is also used by our management team for various purposes, including as a measure of operating performance and as a basis for strategic planning and forecasting. Segment Adjusted EBITDA is a non-GAAP financial measure that we define as operating income before equity-based compensation expense, depreciation expense, and accretion of contingent acquisition consideration. Operating income represents net income before interest expense and equity in earnings of unconsolidated affiliates, and is the most directly comparable GAAP financial measure to Segment Adjusted EBITDA because we do not account for interest expense on a segment basis. The following tables represent a reconciliation of our operating income to Segment Adjusted EBITDA for the periods presented (in thousands):

	Gathering and Processing	Water Handling and Treatment	Consolidated Total
Three months ended June 30, 2016
Operating income	$37,368	15,939	53,307
Depreciation expense	16,964	7,176	24,140
Accretion of contingent acquisition consideration	—	3,461	3,461
Equity-based compensation	5,301	1,492	6,793
Segment and consolidated Adjusted EBITDA	$59,633	28,068	87,701

Three months ended June 30, 2017
Operating income	$55,864	36,703	92,567
Depreciation expense	22,271	8,241	30,512
Accretion of contingent acquisition consideration	—	3,590	3,590
Equity-based compensation	5,237	1,714	6,951
Distributions from unconsolidated affiliates	5,820	—	5,820
Segment and consolidated Adjusted EBITDA	$89,192	50,248	139,440

Six months ended June 30, 2016
Operating income	$73,178	26,749	99,927
Depreciation expense	33,826	14,137	47,963
Accretion of contingent acquisition consideration	—	6,857	6,857
Equity-based compensation	9,688	3,078	12,766
Segment and consolidated Adjusted EBITDA	$116,692	50,821	167,513

Six months ended June 30, 2017
Operating income	$109,572	64,692	174,264
Depreciation expense	41,970	16,078	58,048
Accretion of contingent acquisition consideration	—	7,116	7,116
Equity-based compensation	9,826	3,411	13,237
Distributions from unconsolidated affiliates	5,820	—	5,820
Segment and consolidated Adjusted EBITDA	$167,188	91,297	258,485

The following table represents a reconciliation of our Segment and consolidated Adjusted EBITDA and Distributable Cash Flow to the most directly comparable GAAP financial measures for the periods presented.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2016	2017	2016	2017
Reconciliation of Net Income to Segment and consolidated Adjusted EBITDA and Distributable Cash Flow:
Net income	$49,912	87,175	$92,829	$162,267
Interest expense	3,879	9,015	7,582	17,851
Depreciation expense	24,140	30,512	47,963	58,048
Accretion of contingent acquisition consideration	3,461	3,590	6,857	7,116
Equity-based compensation	6,793	6,951	12,766	13,237
Equity in earnings of unconsolidated affiliates	(484)	(3,623)	(484)	(5,854)
Distributions from unconsolidated affiliates	—	5,820	—	5,820
Segment and consolidated Adjusted EBITDA	87,701	139,440	167,513	258,485
Interest paid	(4,264)	(2,308)	(7,708)	(21,976)
Cash reserved for payment of income tax withholding upon vesting of Antero Midstream Partners LP equity-based compensation awards (1)	(1,000)	(2,431)	(2,000)	(3,931)
Cash to be received from unconsolidated affiliates	778	—	778	—
Cash reserved/paid for bond interest (2)	—	(8,734)	—	194
Maintenance capital expenditures (3)	(5,710)	(16,422)	(11,518)	(32,325)
Distributable cash flow	$77,505	109,545	$147,065	$200,447

(1)	Estimate of current period portion of expected cash payment for income tax withholding attributable to vesting of Midstream LTIP equity-based compensation awards to be paid in the fourth quarter.
(2)	Cash reserved for bond interest expense on Antero Midstream’s 5.375% senior notes outstanding during the period that is paid on a semi-annual basis on March 15th and September 15th of each year.
(3)

Maintenance capital expenditures represent that portion of our estimated capital expenditures associated with (i) the connection of new wells to our gathering and processing systems that we believe will be necessary to offset the natural production declines Antero Resources will experience on its wells over time, and (ii) water delivery to new wells necessary to maintain the average throughput volume on our systems.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of our condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements. We provide expanded discussion of our more significant accounting policies, estimates and judgments in our 2016 Form 10-K. We believe these accounting policies reflect our more significant estimates and assumptions used in preparation of our financial statements. Also, see note 2 of the notes to our audited combined consolidated financial statements, included in our 2016 Form 10-K, for a discussion of additional accounting policies and estimates made by management.

New Accounting Pronouncements

On May 28, 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective.  Additionally, on May 3, 2016, the FASB issued ASU No. 2016-11, which rescinds SEC accounting guidance regarding the use of the entitlements method for recognition of natural gas revenues.  The new standards become effective for us on January 1, 2018.  Early application is not permitted.  The standards permit the use of either the retrospective or cumulative effect transition method.  We have not yet selected a transition method.  While we are still evaluating the effect that ASU 2014-09 and ASU No. 2016-11 will have on our consolidated financial statements and related disclosures, currently, we do not believe that there will be a significant effect on our consolidated financial results upon adoption of these standards.  To the extent applicable, upon adoption, we may be required to comply with expanded disclosure requirements, including the disaggregation of revenues to depict the nature and uncertainty of types of revenues, contract assets and liabilities, current period revenues previously recorded as a liability, performance obligations, significant judgments and estimates affecting the amount and timing of revenue recognition, determination of transaction prices, and allocation of the transaction price to performance obligations.  We continue to monitor relevant industry guidance regarding implementation of ASU 2014-09 and ASU 2016-11 and adjust our implementation strategies as necessary.  We believe that adoption of the standards will not impact our operational strategies, growth prospects, or cash flows.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases, which requires all leasing arrangements to be presented in the balance sheet as liabilities along with a corresponding asset. The ASU will replace most existing leases guidance in GAAP when it becomes effective.  The new standard becomes effective for us on January 1, 2019.  Although early application is permitted, we do not plan to adopt the ASU earlier than required.  The standard requires the use of the modified retrospective transition method.  We are evaluating the effect that ASU 2016-02 will have on our consolidated financial statements and related disclosures.  Currently, we are evaluating the standard’s applicability to our various contractual arrangements.  We believe that adoption of the standard will result in increases to our assets and liabilities on our consolidated balance sheet, as well as changes to the presentation of certain operating expenses on our consolidated statement of operations; however, we have not yet determined the extent of the adjustments that will be required upon implementation of the standard.  We continue to monitor relevant industry guidance regarding implementation of ASU 2016-02 and adjust our implementation strategies as necessary.  We believe that adoption of the standard will not impact our operational strategies, growth prospects, or cash flows.

Off-Balance Sheet Arrangements

As of June 30, 2017, we did not have any off-balance sheet arrangements.

Item 3.Quantitative and Qualitative Disclosures About Market Risk.

The primary objective of the following information is to provide forward‑looking quantitative and qualitative information about our potential exposure to market risk. The term “market risk” refers to the risk of loss arising from adverse changes in commodity prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward‑looking information provides indicators of how we view and manage our ongoing market risk exposures.

Commodity Price Risk

Our gathering and compression and water services agreements with Antero Resources provide for fixed‑fee structures, and we intend to continue to pursue additional fixed‑fee opportunities with Antero Resources and third parties in order to avoid direct commodity price exposure. However, to the extent that our future contractual arrangements with Antero Resources or third parties do not provide for fixed‑fee structures, we may become subject to commodity price risk. We are subject to commodity price risks to the extent that they impact Antero Resources’ development program and production and therefore our gathering, compression, and water handling and treatment volumes. We cannot predict to what extent our business would be impacted by lower commodity prices and any resulting impact on Antero Resources’ operations.

Interest Rate Risk

Our primary exposure to interest rate risk results from outstanding borrowings under our Credit Facility, which has a floating interest rate. We do not currently, but may in the future, hedge the interest on portions of our borrowings under our revolving credit facility from time‑to‑time in order to manage risks associated with floating interest rates. At  June 30, 2017, we had $305 million of borrowings and no letters of credit outstanding under the revolving credit facility. A 1.0% increase in our Credit Facility interest rate would have resulted in an estimated $1.2 million increase in interest expense, for the six months ended June 30, 2017.

Credit Risk

We are dependent on Antero Resources as our primary customer, and we expect to derive substantially all of our revenues from Antero Resources for the foreseeable future. As a result, any event, whether in our area of operations or otherwise, that adversely affects Antero Resources’ production, drilling schedule, financial condition, leverage, market reputation, liquidity, results of operations or cash flows may adversely affect our revenues and cash available for distribution. However, we cannot predict to what extent our business would be impacted by deteriorating conditions in the economy, including possible declines in our customers’ creditworthiness.

Further, we are subject to the risk of non‑payment or non‑performance by Antero Resources, including with respect to our gathering and compression and water services agreements. We cannot predict the extent to which Antero Resources’ business could be impacted by adverse conditions in the energy industry, nor can we estimate the impact such conditions would have on Antero Resources’ ability to execute its drilling and development program or to perform under our agreement. Any material non‑payment or non‑performance by Antero Resources could reduce our ability to make distributions to our unitholders.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a‑15(b) under the Exchange Act we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q.  Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2017 at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

Our operations are subject to a variety of risks and disputes normally incident to our business. As a result, we may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business. However, we are not currently subject to any material litigation.

Item 1A. Risk Factors.

We are subject to certain risks and hazards due to the nature of the business activities we conduct. For a discussion of these risks, see “Item 1A. Risk Factors” in our 2016 Form 10-K and March 31, 2017 Form 10-Q. The risks described in our 2016 Form 10-K and March 31, 2017 Form 10-Q could materially and adversely affect our business, financial condition, cash flows, and results of operations. There have been no material changes to the risks described in our 2016 Form 10-K, except for the risks related to conflicts of interest and risks related to our investment in the Joint Venture, as described below. We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations.

Certain of our common unitholders have investments in our affiliates that may conflict with the interests of other holders of our common units.

Certain funds affiliated with Warburg Pincus LLC (“Warburg”), certain funds affiliated with Yorktown Partners LLC (“Yorktown”), Paul M. Rady and Glen C. Warren, Jr. (collectively, the “Sponsors”) own a significant interest in us.  Affiliates of Warburg and Yorktown, Mr. Rady and Mr. Warren serve as members of the board of directors of our general partner and the board of directors of Antero Resources, and each of  Warburg and Yorktown are controlled in part by individuals who serve as members of the board of directors of our general partner and the board of directors of Antero Resources.  The Sponsors also own the membership interests in the general partner of AMGP, a majority of the common units and other interests in AMGP and a significant portion of the shares of common stock of Antero Resources. As a result of their investments in AMGP and its general partner and Antero Resources, the Sponsors may have conflicting interests with other holders of our common units. Conflicts of interest could arise in the future between us, on the one hand, and the Sponsors, on the other hand, regarding, among other things, decisions related to our financing, capital expenditure and growth plans, the terms of our agreements with Antero Resources and AMGP and their respective subsidiaries and the pursuit of potentially competitive business activities or business opportunities.

Item 5. Other Information.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, we, Antero Midstream Partners LP, may be required to disclose in our annual and quarterly reports to the SEC, whether we or any of our “affiliates” knowingly engaged in certain activities, transactions or dealings relating to Iran or with certain individuals or entities targeted by U.S. economic sanctions.  Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.  Because the SEC defines the term “affiliate” broadly, it includes any entity under common “control” with us (and the term “control” is also construed broadly by the SEC).

The description of the activities below has been provided to us by Warburg, affiliates of which: (i) beneficially own more than 10% of our outstanding common units and/or are members of our general partner’s board of directors, (ii) beneficially own more than 10% of the equity interests of, and have the right to designate members of the board of directors of Santander Asset Management Investment Holdings Limited (“SAMIH”).  SAMIH may therefore be deemed to be under common “control” with us; however, this statement is not meant to be an admission that common control exists.

The disclosure below relates solely to activities conducted by SAMIH and its affiliates.  The disclosure does not relate to any activities conducted by us or by Warburg and does not involve our or Warburg’s management.  Neither we nor Warburg has had any involvement in or control over the disclosed activities, and neither we nor Warburg has independently verified or participated in the preparation of the disclosure.  Neither we nor Warburg is representing as to the accuracy or completeness of the disclosure nor do we or Warburg undertake any obligation to correct or update it.

We understand that one or more SEC-reporting affiliates of SAMIH intend to disclose in their next annual or quarterly SEC report that:

(a) Santander UK plc (“Santander UK”) holds two savings accounts and one current account for two customers resident in the United Kingdom (“UK”) who are currently designated by the United States (“US”) under the Specially Designated Global Terrorist (“SDGT”) sanctions program. Revenues and profits generated by Santander UK on these accounts in the first half of CY 2017 were negligible relative to the overall revenues and profits of Banco Santander SA.

(b) Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through the first half of calendar year (“CY”) 2017. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on this account in the first half of CY 2017.

Item 6. Exhibits.

The exhibits required to be filed pursuant to the requirements of Item 601 of Regulation S-K are set forth in the Exhibit Index accompanying this Form 10-Q and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANTERO MIDSTREAM PARTNERS LP

By:	ANTERO MIDSTREAM PARTNERS GP LLC, its general partner

By:	/s/ Michael N. Kennedy
Michael N. Kennedy
Chief Financial Officer

Date:	August 2, 2017

EXHIBIT INDEX

3.1

Certificate of Conversion of Antero Resources Midstream LLC, dated November 5, 2014 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (Commission File No. 001-36719) filed on November 7, 2014).

3.2

Amended and Restated Certificate of Limited Partnership of Antero Midstream Partners LP, dated April 11, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (Commission File No. 001-36719) filed on April 11, 2017).

3.3

Agreement of Limited Partnership, dated as of November 10, 2014, by and between Antero Resources Midstream Management LLC, as the General Partner, and Antero Resources Corporation, as the Organizational Limited Partner (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (Commission File No. 001-36719) filed on November 17, 2014).

3.4

Amendment No. 1 to Agreement of Limited Partnership of Antero Midstream Partners LP, dated as of February 23, 2016 (incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K (Commission File No. 001-36719) filed on February 24, 2016).

10.2

Second Amendment to Credit Agreement, by and among Antero Midstream Partners LP, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File. No. 001-36719) filed on April 11, 2017).

31.1	*	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 7241).
31.2	*	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 7241).
32.1	*	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
32.2	*	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
101	*

The following financial information from this Form 10-Q of ANTERO MIDSTREAM PARTNERS, LP for the quarter ended June 30, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets, (ii) Condensed Consolidated Statements of Operations, (iii) Condensed Consolidated Statements of Partners’ Capital, (iv) Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements, tagged as blocks of text.

The exhibits marked with the asterisk symbol (*) are filed or furnished with this Quarterly Report on Form 10-Q.